FORM 6-K

ECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of FEBRUARY. 2005

PET AQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820. 701 West Georgia Street. Vancouver. British Columbia. Canada V7Y IC6

(Address of principal executive offices)

Attachments:

1. News release dated February 10, 2005;

2. News release dated February 23, 2005;

3. News release dated February 25, 2005;

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule I2g3-2(b) under the Securities

Exchange Act of 1934.

Yes No X

If"Yes" is marked indicate below the file number assigned to the registrant in connection with Rule I2g3-

2(b): 82

SIGNA TURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

PET AOUILLA MINERALS LTD.

(Registrant)

Date: March 4, 2005

By: "Kenneth Morgan"

Kenneth Morgan

Its: Chief Financial Officer. Secretary and director

(title)

~~ PETAQUI LLA

Trading Symbols:

TSE: PTQ

OTC: PTQMF

NEWS RELEASE

Treasury Shares Sold

Vancouver BC - February 10, 2005: Petaquilla Minerals Ltd. ("the Company") announces that it has sold 500,000 of its own shares today on the Toronto Stock Exchange at a price of $0.65 per share.

These shares were previously issued and reacquired by the Company some years ago pursuant to an issuer bid. Accordingly, there is no change to the number of shares issued and outstanding. The proceeds of the sale will be used for general working capital purposes.

On behalf of the Board of Directors of PET

AQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMA nON PLEASE CONTACT:

Petaquilla Minerals Ltd. Phone: (604) 694-0021 Fax: (604) 694-

0063 Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMA nON CONTAINED HEREIN.

~~ PETAQUI LLA

Trading Symbols:

TSE: PTQ

OTC: PTQMF

NEWS RELEASE

Panama's President Torrijos Meets With Petaquilla Director

Vancouver BC - February 23, 2005: President Martin Torrijos of Panama met with Ken Morgan,

CFO and Director of Petaquilla Minerals Ltd., in La Pintada, Province of Code, Panama on February

20, 2005 to discuss the Company's copper-gold project in the area.

The meeting took place at a press conference being held to announce a $20 million loan to Panama from the Inter-American Development Bank (lOB). Mr. Torrijos told the audience that $5 million will destined to the rehabilitation of the road to Coclesito, which is a few kilometers south-east of the Company's project.

Upon signing of the loan contract with the lOB, President Torrijos met with Mr. Morgan and took him aside to express his government's interest in the development of the project. Mr. Morgan assured the president that the Company will place a high priority on benefiting the local community and on mitigating the impact on the environment.

Mr. Morgan and Richard Fifer (Chairman of the Board ofPetaquilla) also met with Panama's Vice

Minister of Commerce, Manuel Jose Paredes. Mr. Paredes assured Messrs. Morgan and Fifer that the Panamanian government firmly supports mining developments such as the Petaquilla project.

"Petaquilla could be the starting point for Panama's international presentation in the world mining market, because it is the project in which the most studies have been done and because there's a commitment to carry out the exploitation within the norms of sustainable development as well as the corporate responsibility with the community", stressed Paredes. "I have just one more thing to add, please begin working as soon as possible".

"I view my trip to Panama on behalf of the Company as a resounding success. 1 was overwhelmed by the support that I received for our project from officials of the Panamanian government", said Ken Morgan on his return to Vancouver.

To view a photo of President Martin Torrijos of Panama & Ken Morgan, CFO of Petaquilla Minerals

Ltd. in La Pintada, Province of Code, Panama on February 20, 2005. please click on the link below:

http://www2.ccnmatthews.comldatabase/fax/2000/ptq0223.gif

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth w.: Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd. Phone: (604) 694-0021 Fax: (604) 694-

0063 Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMA nON CONTAINED HEREIN.

~~ PETAQUI LLA

Trading Symbols:

TSE: PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla Addresses Press Reports

Vancouver BC - February 25, 2005: Petaquilla Minerals Ltd. ("the Company") has responded to news reports in Panama that Richard Fifer, Chairman and CEO of the Company, is being investigated for alleged irregularities while Governor of Cocle Province, Panama..

The Company has retained independent legal counsel in Panama to investigate the allegations against Mr. Fifer.

The Company has been informed that there are no outstanding warrant orders, charges or arrest orders for Mr. Fifer, despite what some newspaper articles are currently reporting.

The Board of Directors assures all stakeholders that it will continue to seek additional information and will act decisively and promptly if further action is warranted.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMA nON PLEASE CONTACT:

Petaquilla Minerals Ltd. Phone: (604) 694-0021 Fax: (604) 694-

0063 Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMA nON CONTAINED HEREIN.